

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Shelley A. McBride
General Counsel and Secretary
Installed Building Products, Inc.
495 South High Street, Suite 50
Columbus, OH 43215

  Re: Installed Building Products
    Registration Statement on Form S-1
    Filed January 9, 2014
    File No. 333-193247

Dear Ms. McBride:

  We have reviewed your registration statement and have the following comments.

Prospectus Summary, page 1

1. We note your response to comment 11 in our letter dated January 3, 2014. Please include in the filing the chart summarizing your company's organization and ownership structure following the offering, which was provided in Appendix A of your correspondence.

Our Company, page 1

2. Please provide supplemental support for your statement that you are "the second largest new residential insulation installer in the United States based on total U.S. housing completions," or otherwise tell us where this information is included in the supplemental documents you have provided to us in response to comment ten in our letter dated January 3, 2014.

Our Competitive Strengths, page 3

Proven ability to gain market share, page 4

3. We note your revised disclosure in response to comment 13 in our letter dated January 3, 2014. However, the additional disclosure does not appear to represent a comparable statistic to your 180% revenue growth divided by total U.S. housing completions, since the 66% decrease of the U.S. residential new construction insulation installation market appears to be calculated based upon total U.S. housing completions only. Please advise, or otherwise revise your disclosure to provide an appropriate measure of your revenue growth as compared to the total U.S. market.

Summary Consolidated Financial Data, page 10

4.   We note you had compensation expense for Jeff Edwards $2.7 million in 2012, no compensation expense for him during the period ending September 30, 2013, and began paying him again in November 2013. Please revise footnote 2 to state more clearly and prominently that, as a result of the arrangements discussed, your results of operations for the nine months ended September 30, 2013, includes no compensation for Jeff Edwards, and as such the performance during this interim period is not comparable in this respect to operations from prior periods and may not be indicative of future results. Also revise your discussion of the results for the nine months ended September 30, 2013, beginning on page 47 to clearly and prominently disclose this and to quantify the resulting difference and the expected change in future periods.

5.   Please tell us your consideration of the need to record compensation expense for contributed services by Jeff Edwards during the first ten months of 2013 for his services as a "consultant and non-employee officer." Provide us with a detailed description of the services he performed during this period, as compared to the services he performed in prior and subsequent periods.

Compensation of Our Directors and Executive Officers, page 83

Summary Compensation Table for the year ended December 31, 2013, page 83

6.   We note your response to comment 33 in our letter dated January 3, 2014. Please note that in response to Question 7 in the Jumpstart our Business Startup Act Frequently Asked Questions, the Commission noted that "[it] expect[s] draft registration statements to be substantially complete at the time of initial submission." In addition, Instruction 1 to Item 402(n) of Regulation S-K states that you are required to provide executive compensation disclosure for both the last completed fiscal year and any other information required when your filing was made. At the time you submitted your draft registration statement you were required to provide Item 402 of Regulation S-K disclosure for fiscal year 2012. Please revise your filing to include executive compensation disclosure for fiscal years 2012 and 2013. Please address our prior comment 33 in full.

7.   With respect to Mr. Elliot's 2012 discretionary bonus, please include footnote disclosure in the summary compensation table which summarizes your response to comment 34 in our letter dated January 3, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or Era Anagnosti, Staff Attorney at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Julie M. Allen (Via E-mail)
        Proskauer Rose LLP